157 Adelaide Street West, Suite 600
Toronto, ON M5H 4E7
T 647-288-1506   F 647-288-1509

Pacific Gold Corp.

January 4, 2008

Mark A. Wojciechowski
Staff Accountant
Securities and Exchange Commission
Fax: 202-772-9369

Re: Pacific Gold Corp. Form 10-KSB for the fiscal year ended December 31, 2006, File no. 000-32629

Dear Mr. Wojciechowski,

Please find below responses to the various staff comments on the above referenced matter.

1. As per SAB Topic 11:b we have amended the financial statements to include state "Production Costs (exclusive of depreciation shown below)"
2. As per SFAS 95 we have amended the Statement of Cash Flows to match the balance sheet line item descriptions.
3. The shareholder loan is payable to ZDG Investments Limited a company controlled by our CEO, Robert Landau. This information was disclosed in Item 12 of the original report.
4. Noted. Certificates are amended.
5. The additional disclaimer has been added to the disclaimer section of our website.
6. We feel that no additional risk factor is necessary as both directors of the Company now have 5 years working experience in the mining business. Additionally, the Company's mining exploration manager has over 25 years experience in the types of ventures the Company is involved, included opening new mines. The Company also employs a consultant with over 20 years experience in state and federal permits and regulations for mining.
7. This comment does not apply to the Company as the Company is an S-B reporter and not an S-K reporter. The Company will adjust its future reports to include the maps as the S-B regulations are phased out.
8. Additional information as requested amended to the report.
9. The terms proven and probable have been removed from the report and as discussed with George Schuler replaced with the term "mineralized material" at his suggestion.
10. Report amended to remove the term "possible ore".
11. Reserves were not declared in the report however the terms proven, probable and possible resources have been removed.
12. N/A see 9,10 and 11 above.
13. Additional information requested has been amended to the report.

Thank you,



Rob Landau
CEO, Pacific Gold Corp.